Filed by Switchback Energy Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback Energy Acquisition Corporation

Commission File No.: 001-39004

Date: February 12, 2021

The following communication was made available by Switchback Energy Acquisition Corporation (“Switchback”) on its website at https://switchback-energy.com/ on February 12, 2021:

SWITCHBACK ENERGY ACQUISITION CORPORATION                      SWITCHBACK II CORPORATION

You are here: Home / Your Vote Is Needed

Your Vote Is Needed

SBE Board of Directors recommends you to vote in favor of the business combination with ChargePoint today!

Voting is Easy

Every vote is important, regardless of the number of shares you hold, so be part of the movement to enable electric mobility and make your voice heard.

If you owned Switchback (NYSE: SBE) stock as of the close of business on December 16, 2020, you are entitled to vote and are urged to vote as soon as possible before February 25.

These are the two easiest ways to vote and they are both free:

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you.  You will need your voting control number which is included on the Voting Instruction Form to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you.  You will need your voting control number which is included on the Voting Instruction Form to vote via automated telephone service.

For assistance with voting your shares you can call Morrow Sodali, Switchback’s proxy solicitor, at (877) 787-9239, or send a message to sbe.info@investor.morrowsodali.com.

Additionally, you can also vote by mail:

Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you.  You will need your voting control number which is included on the Voting Instruction Form mailed (or emailed) to you in order to vote by mail.

For voting by mail, be sure to:

●	Mark, sign and date your Voting Instruction Form;

●	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

●	Return your Voting Instruction Form no later than February 19, 2021.

SWITCHBACK ENERGY ACQUISITION CORPORATION                      SWITCHBACK II CORPORATION

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQ

How do I vote my shares?
If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on December 16, 2020, contact them immediately to obtain your control number and instructions to vote via the Internet or by telephone.

Can I still vote if I no longer own my shares?
Yes, if you owned shares as of the close of business on December 16, 2020, the record date for the Special Meeting, you can still vote your shares even if you no longer own them.

Where can I find my control number?
Your voting control number is the number provided in large bold text on your Voting Instruction Form that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee and you cannot locate your control number, you will need to contact them to obtain your control number.

What if I have other questions?
If you need assistance voting your shares, please call Morrow Sodali LLC, Switchback’s proxy solicitor, toll-free at (877) 787-9239 or email them at sbe.info@investor.morrowsodali.com.

How do I attend the Special Meeting on February 25, 2021 at 10:00 a.m. ET?
The Special Meeting will be held via live webcast at https://www.cstproxy.com/switchbackenergy/sm2021.

What if I want to vote by mail or phone?
If you need assistance voting your shares, please call Morrow Sodali LLC, Switchback’s proxy solicitor, toll-free at (877) 787-9239 or email them at sbe.info@investor.morrowsodali.com.

Need help logging in? Please find hyperlinks and phone numbers for the top brokerage firms below:

National Financial Services LLC	800-343-3548

CITIBANK	1-877-357-3399

Ameritrade	800-669-3900

Charles Schwab	800-435-4000

Interactive Brokers	1-877-442-2757

E*Trade	800-637-7455

Merrill	1-800-637-7455

Morgan Stanley	1-888-454-3965 (toll free) or 1-801-902-6997 (Outside the U.S.)

Robinhood

Vangaurd Brokerage Services	877-662-7447

J.P. Morgan Securities LLC	1-800-480-4111

TD Waterhouse	800-669-3900

BNY Mellon	1-800-843-5466

Wells Fargo Clearing Services	1-800-872-3377

Pershing LLC	877-870-7230

SWITCHBACK ENERGY ACQUISITION CORPORATION                      SWITCHBACK II CORPORATION

What is being voted on at the special meeting?
Switchback stockholders will vote on the following proposals at the special meeting. Capitalized terms used below are defined in the definitive proxy statement/prospectus/consent solicitation statement Switchback filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2021 (the “Registration Statement”). You may obtain a copy of the Registration Statement by clicking HERE.

●	The Business Combination Proposal— To consider and vote upon a proposal to approve and adopt the Business Combination Agreement and the transactions contemplated thereby (Proposal No. 1).

●	The Charter Proposals— To consider and vote upon each of the following proposals to amend and restate the Charter:

o	The Authorized Share Charter Proposal— To increase the number of authorized shares of Switchback’s capital stock, par value $0.0001 per share, from 221,000,000 shares, consisting of (a) 220,000,000 shares of Switchback Common Stock, including 200,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of Switchback Preferred Stock, to 1,010,000,000 shares, consisting of (i) 1,000,000,000 shares of common stock and (ii) 10,000,000 shares of preferred stock (Proposal No. 2);

o	The Director Removal Charter Proposal — To provide that any director or the entire Switchback Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all then-outstanding shares of Switchback’s capital stock entitled to vote thereon, voting together as a single class (Proposal No. 3);

o	The Charter Amendment Charter Proposal — To require the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all then-outstanding shares of Switchback’s capital stock entitled to vote thereon, voting together as a single class, to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Parts A and B of Article FOURTH, Articles FIFTH, SEVENTH, EIGHTH, NINTH, TENTH, ELEVENTH and TWELFTH of the Proposed Second A&R Charter (Proposal No. 4);

o	The Bylaw Amendment Charter Proposal — To require the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all then-outstanding shares of Switchback’s capital stock entitled to vote thereon, voting together as a single class, to adopt, amend or repeal any provision of Switchback’s bylaws (Proposal No. 5); and

o	The Additional Charter Proposal— To make certain other changes that the Switchback Board deems appropriate for a public operating company, including (a) eliminating provisions in the Charter relating to Switchback’s Initial Business Combination that will no longer be applicable to Switchback following the Closing, including provisions relating to (i) the Class B Common Stock, (ii) redemption rights with respect to Class A Common Stock, (iii) the Trust Account, (iv) share issuances prior to the consummation of the Initial Business Combination, (v) transactions with affiliates and other blank check companies, (vi) approval of the Initial Business Combination and (vii) the minimum value of the target in the Initial Business Combination, (b) to change the post-combination company’s name to “ChargePoint Holdings, Inc.” and (c) removing the provision that Switchback elects to not be subject to Section 203 of the DGCL (Proposal No. 6).

SWITCHBACK ENERGY ACQUISITION CORPORATION                      SWITCHBACK II CORPORATION

●	The NYSE Proposal— To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, (a) the issuance of up to an aggregate of 250,000,000 shares of Class A Common Stock to the Historical Rollover Stockholders and the Eligible ChargePoint Equityholders in connection with the Business Combination, (b) the issuance and sale of 22,500,000 shares of Class A Common Stock in a private offering of securities to certain investors in connection with the Business Combination, which shall occur substantially concurrently with, and is contingent upon, the consummation of the transactions contemplated by the Business Combination Agreement and (c) the issuance of up to 71,803,112 shares of Class A Common Stock that may be reserved for issuance in respect of New ChargePoint options issued in exchange for outstanding pre-merger ChargePoint Options and in respect of New ChargePoint warrants issued in exchange for outstanding pre-merger ChargePoint Warrants (Proposal No. 7).

●	The 2021 Plan Proposal— To consider and vote upon a proposal to approve and adopt the New ChargePoint 2021 Equity Incentive Plan and material terms thereunder (Proposal No. 8).

●	The ESPP Proposal— To consider and vote upon a proposal to approve and adopt the New ChargePoint Employee Stock Purchase Plan and material terms thereunder (Proposal No. 9).

●	The Director Election Proposal— To consider and vote upon a proposal to elect, effective immediately after the effective time of the Merger, three directors to serve until the 2021 annual meeting of stockholders, three directors to serve until the 2022 annual meeting of stockholders and three directors to serve until the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified, subject to such directors’ earlier death, resignation, retirement, disqualification or removal (Proposal No. 10).

●	The Adjournment Proposal— To consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals, the NYSE Proposal, the 2021 Plan Proposal, the ESPP Proposal or the Director Election Proposal (Proposal No. 11).

Additional Information on the Business Combination and Where to Find It
In connection with the proposed Business Combination, Switchback filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Switchback and a consent solicitation statement of ChargePoint. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus/consent solicitation statement has been mailed out to Switchback’s stockholders. Switchback’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus/consent solicitation statement (including all amendments and supplements thereto) and other documents relating to the Business Combination filed with the SEC as these materials contain important information about Switchback, ChargePoint and the Business Combination. Stockholders may obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Switchback Energy, 5949 Sherry Lane, Suite 1010, Dallas, TX, 75225, Attention: Jim Mutrie, Chief Commercial Officer, General Counsel, Secretary and Director, (972) 514-9535.

Participants in the Solicitation
Switchback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Switchback’s stockholders in connection with the Business Combination. ChargePoint and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Switchback is set forth in Switchback’s Annual Report on Form 10-K which was filed with the SEC on February 10, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials filed with the SEC.

SWITCHBACK ENERGY ACQUISITION CORPORATION                      SWITCHBACK II CORPORATION

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of ChargePoint and Switchback’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of ChargePoint and Switchback. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to ChargePoint; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the stockholders of Switchback or ChargePoint is not obtained; the failure to realize the anticipated benefits of the proposed transactions; risks related to the rollout of ChargePoint’s business and the timing of expected business milestones; ChargePoint’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; ChargePoint’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and ChargePoint’s accounting staffing levels; ChargePoint’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on ChargePoint’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by ChargePoint; the effects of competition on ChargePoint’s future business; risks related to ChargePoint’s dependence on its intellectual property and the risk that ChargePoint’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transactions or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus/consent solicitation statement, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the SEC. If any of these risks materialize or Switchback’s or ChargePoint’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Switchback nor ChargePoint presently know or that Switchback and ChargePoint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Switchback’s and ChargePoint’s expectations, plans or forecasts of future events and views as of the date hereof. Switchback and ChargePoint anticipate that subsequent events and developments will cause Switchback’s and ChargePoint’s assessments to change. However, while Switchback and ChargePoint may elect to update these forward-looking statements at some point in the future, Switchback and ChargePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Switchback’s and ChargePoint’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact Switchback’s expectations and projections can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus/consent solicitation statement. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval

COPYRIGHT © 2021 SWITCHBACK ENERGY ACQUISITION CORPORATION

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with Switchback previously announced business combination with ChargePoint, Inc (the “Company”) and the related transactions (the “Proposed Transactions”), Switchback has filed a registration statement on Form S-4 (File No. 333-249549) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of Switchback and consent solicitation statement of the Company. The Registration Statement is now effective and the definitive proxy statement/prospectus/consent solicitation statement has been mailed to the shareholders of Switchback and the Company along with other relevant documents. SHAREHOLDERS OF SWITCHBACK AND THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the definitive proxy statement/prospectus/consent solicitation statement and other documents containing important information about Switchback and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Switchback and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Switchback in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Switchback is set forth in Switchback’s Annual Report on Form 10-K which was filed with the SEC on February 10, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials filed and to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company and Switchback’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and Switchback. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Switchback or the Company is not obtained; the failure to realize the anticipated benefits of the Proposed Transactions; risks related to the rollout of the Company’s business and the timing of expected business milestones; the Company’s dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; the Company’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and the Company’s accounting staffing levels; the Company’s current dependence on sales of charging stations for most of its revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on the Company’s revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by the Company; the effects of competition on the Company’s future business; risks related to the Company’s dependence on its intellectual property and the risk that the Company’s technology could have undetected defects or errors; the amount of redemption requests made by Switchback’s public stockholders; the ability of Switchback or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transactions or in the future and those factors discussed in Switchback’s final prospectus dated July 25, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the definitive proxy statement/prospectus/consent solicitation statement, in each case, under the heading “Risk Factors,” and other documents of Switchback filed, or to be filed, with the SEC. If any of these risks materialize or Switchback’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Switchback nor the Company presently know or that Switchback and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Switchback’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. Switchback and the Company anticipate that subsequent events and developments will cause Switchback’s and the Company’s assessments to change. However, while Switchback and the Company may elect to update these forward-looking statements at some point in the future, Switchback and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Switchback’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact Switchback’s expectations and projections can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus/consent solicitation statement. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.